Exhibit 23.1

Consent of Independent Public Accountants

We consent to the incorporation by reference in this registration statement of our report dated August 16, 2002, except as to Note 16 as to which the date is November 7, 2002, with respect to the consolidated balance sheets of VCA Antech, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity (deficit), comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2001, and the related financial statement schedule and the reference to our firm under the heading “Experts” and “Selected Historical Consolidated Financial Data” in the related prospectus.

/s/ KPMG LLP

Los Angeles, California
January 29, 2003